UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69118

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ADVANCED STRATEGIES BROKER DEALER LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1308 DALLAS ROAD

(No. and Street)

CHATTANOOGA	**TN**	**37405**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CHARLES BIKAS	**423-580-4307**	**CBIKAS@ASBDLLC.COM**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA

(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130 MAITLAND	**FL**	**32751**
(Address) (City)	(State)	(Zip Code)
JULY 28, 2004	**1839**	
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLES BIKAS _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ADVANCED STRATEGIES BROKER DEALER LLC _____, as of DECEMBER 31 _____, 2 021 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

My Commission Expires
June 29, 2022

[Notary Seal: MATTHEW G. GRANT, STATE OF TENNESSEE, NOTARY PUBLIC, HAMILTON COUNTY]

Signature: *[signature]*

Title:
MANAGING MEMBER

[signature]
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Advanced Strategies Broker Dealer LLC
Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$15,737
Prepaid Expenses	154
Receivable from Broker	403
Receivable from Mutual Funds	1,382
Total Assets	$17,676

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Due to Member	206
Due to Brokers	1626
Total Liabilities	1832
MEMBER'S EQUITY	15,844
Total Liabilities and Member's Equity	$17,676

The accompanying notes are an integral part of these financial statements

Advanced Strategies Broker Dealer LLC
Statement of Operations
For the Year Ended December 31, 2021

REVENUES

Mutual Fund Fees - 12b1	$	10,549
Commissions - Mutual Fund and Variable Annuity Sales		28,153
529 Plan Sales		2,357
PPP Loan Proceeds		3,900
Fees from Brokers		1,424
Total Revenues		46,383

EXPENSES

Commissions	31,991
Occupancy	352
Communications	2,686
Other Operating Expenses	13,536
Total Expenses	48,565

NET INCOME (Loss)	$	(2,182)

The accompanying notes are an integral part of these financial statements

Advanced Strategies Broker Dealer LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:

    Adjustments to Reconcile Net Income to Net Cash Provided by Operations:

Net Income	($2,182)
Accounts Receivable	131
Prepaid Expenses	160
Due to Member	(387)
Due to Brokers	1,258

NET CASH PROVIDED BY OPERATING ACTIVITIES ($1,020)

CASH FLOW FROM FINANCING ACTIVITIES

PPP Loan	(3,900)
Member contributions	6862

NET CASH PROVIDED BY FINANCING ACTIVITIES 2,962

NET INCREASE IN CASH $1,942

CASH BALANCE

Beginning of Period	13,795
End of Period	15,737

SUPPLEMENTAL DISCLOSURE

Cash paid for interest	0
Cash paid for taxes	0

The accompanying notes are an integral part of these financial statements

Advanced Strategies Broker Dealer LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2021

Beginning Balance, December 31, 2020	$	11,166
		-
2020 Net Income		(2,182)
2020 Contributions		6860
Ending Balance, December 31, 2020	$	15,844

The accompanying notes are an integral part of these financial statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Advanced Strategies Broker Dealer, LLC (the "Company"), a limited liability company, was organized in June 2012 and became a broker-dealer in August 2013. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

As a Limited Liability Company, the Member's liability is limited to this investment.

The Company's primary business is brokerage of mutual funds, 529 plans and variable annuities, and it operates under the provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company operates from an office located in Chattanooga, Tennessee and its customers are primarily in Tennessee, Georgia, North Carolina and South Carolina.

Cash and Cash Equivalents: For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. As of December 31, 2021, the Company had no uninsured cash balances.

Income Taxes: The Company is a sole proprietorship for income tax reporting purposes. Income or losses flow through to the member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Advanced Strategies Broker Dealer LLC
Notes to Financial Statements
December 31, 2021

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED...

<u>Estimates</u>: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

<u>Commissions:</u>

Brokerage Commissions. The Company buys and sells mutual funds and insurance products on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Distribution Fees: The company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as in a combination thereof. Ther Company believes that its performance obligation is the sales of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Advanced Strategies Broker Dealer LLC
Notes to Financial Statements
December 31, 2021

Significant Judgements:

Revenue from contracts with customer includes fees from investment banking.
The recognition and measurement of revenue is based on the assessment
of individual contract terms. Significant judgement is required to determine
whether performance obligations are identified; when to recognize revenue
based on the appropriate measure of the Company's progress under the
contract; whether revenue should be presented gross or net of certain
costs; whether contraints on variable consideration should be applied due to
uncertain future events.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized
obligations receivable in accordance with the terms agreed upon with each mutual fund
or insurance company.

The carrying amount of the accounts receivable is reduced by a valuation allowance that
reflects management's best estimate of the amounts that will not be collected.
Management individually reviews all deliquent accounts receivable balances and based
on assessment of the current credit worthiness, estimates the portion, if any, of the
balance that will not be collected. Generally, receivables are believed to be fully
collectible; accordingly, no allowance for doubtful accounts is reflected in the
accompanying financial statements.

Subsequent Events: Subsequent events were evaluated through
the date the financial statements were issued. The company has no events and transactions
that will require disclosure.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange
Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of
minimum net capital and requires that the ratio of aggregate indebtedness to net capital,
both as defined, shall not exceed 15 to 1. At December 31, 2020 the Company had net
capital of $15,287 which was $10,287 in excess of its required net capital of $5,000 and its
ratio of aggregate indebtedness to net capital was .12.

NOTE C - PPP LOAN

The Company was granted a PPP loan on August 6th, 2020 in the amount of $3,900.
The loan was forgiven by BB&T Bank in March 2021.

NOTE D - RELATED PARTY

The Company has an expense sharing agreement with its Member. Under the terms of the agreement, the Company pays the Member for certain costs provided to the Company, primarily utility expenses for the office premise provided.
The amount expensed for the year ended December 31, 2021 was approximately $550. The balance due to the Member on the accompanying statement of financial condition arose from this agreement.
The Company also paid its member $1,000 as an agreed upon amount for for consulting.

NOTE E - COMMITMENTS AND CONTINGENCIES

The company does not have any commitments or contingencies.

NOTE F - SUBSEQUENT EVENTS

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

page 4 of 4

Advanced Strategies Broker Dealer LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission Act of 1934
As of December 31, 2021

NET CAPITAL:

Total Member's Equity	$	15,844
Less:		
Accounts Receivable from Brokers		(403)
Prepaid Expenses		(154)
Net Capital Before haircuts		15,287
Less haircuts		
Net Capital		15,287
Minimum Net Capital Required		5,000
Excess Net Capital		10,287
Aggregate Indebtedness		1,832
Minimum Net Capital Required Based on Aggregate Indebtedness	$	122
Ratio of Aggregate Indebtedness to Net Capital		0.12

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17a-5 AS OF DECEMBER 31, 2021

There is no material difference between net capital as reported on
Form X-17A-5 and net capital as computed above.

Advanced Strategies Broker Dealer LLC

Schedule II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

Advanced Strategies Broker Dealer LLC

Schedule III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

The company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange
Act of 1934, pursuant to paragraph (k)(1) of the rule.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130 Maitland, FL 32751	*Certified Public Accountants* Email: pam@ohabco.com	Telephone 407-740-7311 Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Advanced Strategies Broker Dealer LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Advanced Strategies Broker Dealer LLC as of December 31, 2021, the related statement of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Advanced Strategies Broker Dealer LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Advanced Strategies Broker Dealer LLC's management. Our responsibility is to express an opinion on Advanced Strategies Broker Dealer LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Advanced Strategies Broker Dealer LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Advanced Strategies Broker Dealer LLC's financial statements. The supplemental information is the responsibility of Advanced Strategies Broker Dealer LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA

We have served as Advanced Strategies Broker Dealer LLC's auditor since 2020.

Maitland, Florida

February 19, 2022

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Advanced Strategies Broker Dealer LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Advanced Strategies Broker Dealer LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Advanced Strategies Broker Dealer LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provisions) and (2) Advanced Strategies Broker Dealer LLC stated that Advanced Strategies Broker Dealer LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Advanced Strategies Broker Dealer LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Advanced Strategies Broker Dealer LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, P.A.

Maitland, Florida

February 19, 2022

Advanced Strategies Broker Dealer LLC
1308 Dallas Road
Chattanooga, TN 37405

E-Mail   **Cell Phone**
cbikas@asbdllc.com   (423) 580-4307

VIA Mail

John Pantuso
Senior Accountant
Ohab and Company, P.A.
100 E. Sybelia Avenue, Suite 130
Maitland, FL 32751

Advanced Strategies Broker Dealer LLC Exemption Report for 2021 Annual Audit

Dear Mr. Pantuso,

Advanced Strategies Broker Dealer LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1).

The Company met and identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Advanced Strategies Broker Dealer LLC
I, Charles Bikas, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Charles Bikas

Managing Member

Date of Report: February 24th, 2021